Exhibit 99.1

Bioceres Crop Solutions completes merger with Marrone Bio, creating a global leader in sustainable agricultural solutions

ROSARIO, Argentina – July 12, 2022 – Bioceres Crop Solutions Corp. (NASDAQ: BIOX) (“Bioceres” or the “Company”), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today the successful completion of its previously announced integration of Marrone Bio Innovations, Inc. (formerly NASDAQ: MBII) (“MBI”).

“The completion of this transaction represents an important milestone in our journey, cementing our leadership in the development and commercialization of sustainable agricultural solutions,” said Bioceres Chief Executive Officer Federico Trucco. “MBI brings 15 years of experience in the development of biological solutions, and we are excited to add MBI´s unique product lineup and pipeline to Bioceres, a perfect fit to our own portfolio.”

The merger was approved by MBI stockholders at a Special Meeting held on July 8, 2022. The holders of 127,130,867 shares were present at the 2022 Special Meeting either virtually or by proxy, constituting a quorum of 69.7%. The adoption of the Merger Agreement was approved with 99.74% of the votes. Under the terms of the all-stock transaction, each share of MBI common stock was exchanged at closing for ordinary shares of Bioceres at a fixed exchange ratio of 0.088, representing a value of approximately $207 million, based on the Bioceres and MBI share prices at market close on July 11, 2022, and the number of current outstanding MBI shares. Newly issued Bioceres shares will commence trading on the Nasdaq Global Select Market under the symbol “BIOX”.

MBI will continue to operate its existing lines of business and products under the name ProFarm as a wholly owned subsidiary of Bioceres. North Carolina Headquarters will be discontinued, and corporate and business support functions will be assumed by Bioceres. “The resulting structure will lever expertise from ProFarm key employees, achieving a more diverse, global and cost-efficient organization, with operations in the U.S., Europe and Latin America” said Chief Financial Officer, Enrique Lopez Lecube.

As a result of the closing of the transaction, Bioceres announced changes to its Board of Directors and leadership team. Mr. Yogesh Mago and Mr. Keith McGovern who served on MBI´s Board of Directors until the closing of the transaction, will join Bioceres´ Board of Directors. Mr. Mago and Mr. McGovern bring valuable knowledge and experience to Bioceres´ business. Bioceres extends a sincere thank you to all members of MBI´s Board of Directors, Mr. Bob Woods, Ms. Lara L. Lee, Ms. Pamela Marrone Ph.D., Mr. Zachary S. Wochok Ph.D., Mr. Stuart Woolf, whose vision and stewardship firmly established MBI as a leader in the development of bioprotection and plant health solutions.

Mr. Kevin Helash will be stepping down from his role as Chief Executive Officer of MBI. Bioceres thanks Mr. Helash and his entire team for leading MBI to where it is today and for their work and collaboration on seeing this transaction through. Mr. Matti Tiainen will join Bioceres´ leadership team as Managing Director for North America & Europe and President of ProFarm.

“I am excited about the opportunities for our employees and the new colleagues from MBI that we welcome to the Company”, continued Federico Trucco. “Together with our current and new shareholders we will work to transform the agricultural landscape with low environmental impact, highly efficacious, biological based solutions that further our vision of a carbon neutral agriculture.”

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs.

About Marrone Bio Innovations

Marrone Bio Innovations Inc., to be renamed ProFarm under the closed Merger Agreement, is a growth-oriented agricultural company leading the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The portfolio of 18 products helps customers operate more sustainably while increasing their return on investment. The company’s commercial products are sold globally and supported by a robust portfolio of more than 500 issued and pending patents. End markets include row crops; fruits and vegetables; trees, nuts and vines; and greenhouse production. Marrone Bio’s research and development program uses proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts to create new, environmentally sound solutions in agriculture.

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations, liquidity and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Therefore, you should not rely on any of these forward-looking statements as predictions of future events. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Contacts

Investor Relations Contact
Chris Tyson

Executive Vice President

MZ Group – MZ North America
(949) 491-8235

BIOX@mzgroup.us
www.mzgroup.us

Bioceres Crop Solutions

Paula Savanti
Head of Investor Relations
investorrelations@biocerescrops.com